July 14, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Tim Buchmiller
Andri Boerman
Angela Crane
Gabriel Eckstein

Re:	John Bean Technologies Corporation Registration Statement on Form 10 Originally Filed on April 30, 2008 File No. 001-34036

Ladies and Gentlemen:

John Bean Technologies Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form 10 (SEC File No. 001-34036), as amended, to 12:00 noon, Eastern time, on July 16, 2008 or as soon thereafter as possible. The Company hereby confirms that it is aware of its obligations under the Securities Exchange Act of 1934, as amended. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

John Bean Technologies Corporation • 200 E. Randolph Dr. • Chicago, IL 60601

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Carol Anne Huff of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2163, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

JOHN BEAN TECHNOLOGIES CORPORATION

By:	/s/ Charles H. Cannon, Jr.
Name:	Charles H. Cannon, Jr.
Its:	President and Chief Executive Officer